SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO   240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  240.13D-2(A)


                             CASTMOR RESOURCES LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   14862P 201
                                 (CUSIP Number)

                             Castmor Resources Ltd.
                             Attn: Alfonso Quijada
                         427 Princess Street, Suite 406
                             Kingston, ON  K7L 5S9
                                 (613) 617-5107
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 24, 2010
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1     NAME OF REPORTING PERSONS:                                    Thomas Mills

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):            N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                               [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                               Canada

NUMBER OF SHARES       7     SOLE VOTING POWER                        10,080,000

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   10,080,000

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   10,080,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    81%

14     TYPE OF REPORTING PERSON*                                              IN

ITEM 1.     SECURITY AND ISSUER.

     This Schedule 13-D relates to the common stock, par value $0.0001 ("Common Stock") of Castmor Resources Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 427 Princess Street, Suite 406, Kingston, ON K7L 5S9.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)     Name:                              Thomas Mills (the "Reporting Person")

(b)     Residence or business address:  1440-3044 Bloor Street West,
                                        Toronto, ON  M8X 2Y8

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person is an attorney having a business address located at 1440-3044 Bloor Street West, Toronto, ON M8X 2Y8.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)     The Reporting Person is a Canadian citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used by the Reporting Person to acquire securities of the Issuer came from the Reporting Person's personal holdings. The Reporting Person did not borrow any funds to acquire any of the securities.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, his liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, renew or reconsider his position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As of September 22, 2010, the Reporting Person beneficially owned 10,080,000 shares, constituting 81% of the shares of Common Stock outstanding of the Issuer, based on 12,487,000 issued and outstanding shares of Common Stock as of September 22, 2010, as reported in the Issuer's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 24, 2010.

The Reporting Person has the sole power to vote or dispose of all of the shares of Common Stock beneficially owned by him.

In the sixty days prior to September 22, 2010, the Reporting Person did not engage in any transactions involving the Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1  Private Placement Subscription dated September 22, 2010.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  September 24, 2010
                                                                /s/ Thomas Mills
                                                                Thomas Mills